Mail Stop 4561

April 6, 2006

Joseph M. Garzi
Southridge Technology Group, Inc.
90 Grove Street
Ridgefield, CT 06877

> **RE:** **Southridge Technology Group, Inc.**
> **Registration Statement on Form SB-2/A**
> **Filed No. 333-130599**
> **Filed on March 27, 2006**

Dear Mr. Garzi:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments.

General

1. Update the disclosure throughout the latest practicable date. For example, refer to the disclosure on page 7 which indicates that cash is presented as of November 30, 2005.

2. We note your response to our prior comment 3 of our letter dated February 24, 2006. The agreement filed as Exhibit 10.5 is a contract by and between the company and Petals Decorative Accents, LLC. Is Petals Decorative Accents the affiliated 10.8% customer, which you disclose is a "financial services company"? If not, please file the actual executed agreement with this party in accordance with the disclosure requirements of Item 601(b)(10) of Regulation S-B. The filing of a "form of" agreement is not appropriate in this instance. We also note that you have not responded to our comment as it pertains to the customer that accounted for 15.3% of your revenue in 2005. Please refer to our prior comment and respond as appropriate.

3. Are there any other relationships between Southridge Capital and Southridge Technology other than through the involvement of Stephen Hicks, *i.e.*, he being

the founder of Southridge Capital and a director of Southridge Technology and a lessor-lessee relationship? Also, provide a materially complete description of the relationship between Sunodia and Southridge Capital? In this regard, we note that Sunodia is not listed in Mr. Hicks's bio, but Petals Decorative Accents is.

4. With respect to the two affiliated customers that comprised 15.1% and 16.2%, respectively, of your revenue for the three months ended December 31, 2005, please provide a materially complete description of the contractual relationship between the parties, including a full description of the agreements that discloses, in economic terms, the arrangements between the parties. Include within your discussion a complete description of the discounts that you offered these affiliated customers.

5. Please revise your Item 404 disclosure to quantify how the terms of your arrangements with affiliated customers compare with to those that were available to unrelated parties.

Management's Discussion and Analysis, page 22

6. We note your response to our prior comment 5 of our letter dated February 24, 2006 and discussion regarding the increase in revenues for the interim 2005 period compared to the interim 2004 period. Revise to discuss the change in revenues from fiscal 2004 to fiscal 2005, the revenues from major customers and related parties.

7. We reissue our prior comment 6 of our letter dated February 24, 2006. Please provide more comprehensive disclosure regarding changes between periods, specifically including quantified information regarding the reasons for such changes.

8. We note your response to our prior comment 7 of our letter dated February 24, 2006 yet we reissue the comment. Your supplemental response contemplates the fact that you might not possess sufficient resources to fund planned operations for the 12-month period. Revise to specifically disclose how long you can currently satisfy your cash requirements without the assistance of Sunodia. State the extent to which you are currently using funds in your operations on a monthly basis and indicate whether the expected rate at which capital is used in operations over the 12-month period will vary from that amount, by how much and why. In preparing this disclosure, consider explain how your need to discharge current liabilities within the 12 months will impact the rate at which you use funds in operations and your need for capital.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact at Kari Jin at (202) 551-3481 or Tom Ferraro at (202) 551- 3225 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Ingram at (202) 551-3397. If you require further assistance, please contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Gary B. Wolff
        by facsimile at 212-644-6498